

November 28, 2007

via U.S. mail and facsimile to 011 41 44 333 25 87

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH-8070
Zurich, Switzerland

> **RE:** **Credit Suisse Group**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed March 26, 2007**
>
> **File No. 1-15244**

Dear Mr. Fassbind:

We have reviewed your response letter dated November 13, 2007 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the year ended December 31, 2006

Notes to the consolidated financial statements

34 Litigation and other contingencies

1. We have read your response to comment 3 in our letter dated October 16, 2007. You indicate that liability exposure may not be probable and reasonably estimable until "much later in the litigation." Specifically, you indicate that it may not be possible for management to estimate with any reasonable degree of accuracy liability exposure until it has become clear (i) what claims, if any, will survive the dispositive motion practice, (ii) the extent of the claims (particularly when damages are not specified or are indeterminate), (iii) how testimonial and written discovery alters the assessment of a case's strengths and weaknesses, and (iv) the litigation or settlement posture of other parties. You indicate that it is therefore frequently the case that the liability exposure or range for such exposure cannot be established with any reasonable degree of accuracy until the

particular litigation is more developed. However, we note in certain of the cases and proceedings you refer to in your Legal Proceedings, there appears to be potential starting points in determining a range of loss. For example, you disclose that the trust created through NCFE's confirmed bankruptcy plan filed an action seeking disgorgement of amounts previously distributed to CSS LLC. If such amounts have not been accrued, we assume that this may indicate a range of loss. You also disclose that with regard to the Parmalat-related legal proceedings that the extraordinary administrator demands repayment by Credit Suisse International of approximately EUR 248 million. This demand for repayment may also indicate a range of loss if such amounts have not yet been accrued. However, we understand that there is significant judgment involved in determining the possible loss or range of loss when there is a least a reasonable possibility that a loss or additional loss in excess of amounts accrued may have been incurred and that management is in the best position to determine such amounts. We caution you to continue to evaluate your obligation to disclose these possible losses or range of losses. Further, please provide the clarifying information contained in the third paragraph of your response in future filings as we believe this information may provide additional insight into your accrual and disclosure process.

*   *   *   *

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

You may contact Jenn Do at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief